UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-42612

CUSIP Number: G2868C 101

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

SOLANA COMPANY

Full Name of Registrant

Helius Medical Technologies, Inc.

Former Name, if Applicable

642 Newtown Yardley Road, Suite 100

Address of Principal Executive Office (Street and Number)

Newtown, PA 18940

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solana Company (formerly known as Helius Medical Technologies, Inc.) (the “Registrant”) has determined that it is not able to file its quarterly report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable efforts or expense. As disclosed in the Registrant’s Current Report on Form 8-K filed with the SEC on October 16, 2025, the Audit Committee of the Board of Directors of the Registrant received the resignation of Baker Tilly US, LLP as the Company’s independent registered public accounting firm, effective October 15, 2025. On October 15, 2025, the Committee approved the appointment of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, effective immediately. The Registrant, while making efforts to expedite the process, requires additional time to finalize the review of the financial statements to be included in the Form 10-Q. While there can be no assurance, the Company anticipates that the Form 10-Q will be filed as soon as practicable and in any event on or prior to the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Jeffrey S. Mathiesen	(215)	944-6201
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Registrant’s Current Report on Form 8-K on September 15, 2025, as a result of the Registrant’s PIPE Offerings adoption of a Solana-centric Digital Asset Treasury and the related transactions, the Registrant anticipates significant changes in its results of operations for the quarter ended September 30, 2025, as will be reflected in the Form 10-Q. However, until the review is complete and the results are evaluated by the Registrant’s management and its independent registered public accounting firm, the Registrant cannot currently quantify these changes to its preliminary results of operations or financial condition for the quarter ended September 30, 2025.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, the filing of the Form 10-Q and the results of the ongoing review. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Solana Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	By:	/s/ Jeffrey S. Mathiesen
Name: Jeffrey S. Mathiesen
Title: Chief Financial Officer